UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29709 / June 28, 2011

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In the Matter of	:
	:
TIAA-CREF LIFE INSURANCE COMPANY, ET AL.	:
8500 Andrew Carnegie Boulevard	:
Charlotte, North Carolina 28262-8500	:
	:
(812-13791)	:

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ORDER UNDER SECTIONS 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

TIAA-CREF Life Insurance Company, TIAA-CREF Life Separate Account VA-1, and TIAA-CREF Life Separate Account VLI-1 (collectively, "Applicants") filed an application on July 7, 2010 and amendments to the application on November 3, 2010, January 20, 2011, March 14, 2011, and May 6, 2011. Applicants requested an order pursuant to Section 26(c) of the Investment Company Act of 1940 ("Act") to permit the substitution of shares of a certain registered management investment company with shares of a certain other registered management investment company.

A notice of the filing of the application was issued on June 1, 2011 (Investment Company Act Release No. 29687). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the matter would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitution for TIAA-CREF Life Insurance Company, <u>et al</u>. (812-13791) is approved.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary